Exhibit 99.1

Interim Consolidated Financial Statements

January 31, 2026

(Unaudited)

VERSABANK

Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)
	January 31	October 31	January 31
As at	2026	2025	2025

Assets

Cash	$628,002	$581,710	$386,693
Securities (note 4)	101,276	80,923	158,546
Credit assets, net of allowance for credit losses (note 5)	5,333,279	5,066,378	4,346,748
Property and equipment	23,156	23,936	25,107
Goodwill	12,301	12,301	12,301
Intangible assets	10,214	10,560	11,714
Other assets (note 6)	37,782	32,667	30,623

	$6,146,010	$5,808,475	$4,971,732

Liabilities and Shareholders' Equity

Deposits	$5,248,955	$4,860,863	$4,133,438
Subordinated notes payable (note 7)	100,160	103,516	106,824
Other liabilities (note 8)	253,819	311,423	210,175
	5,602,934	5,275,802	4,450,437

Shareholders' equity:
Share capital (note 9)	328,538	325,910	330,489
Contributed surplus	1,815	2,473	2,540
Retained earnings	213,998	203,728	188,568
Accumulated other comprehensive income (loss)	(1,275)	562	(302)
	543,076	532,673	521,295

	$6,146,010	$5,808,475	$4,971,732

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Income and Comprehensive Income

(Unaudited)

(thousands of Canadian dollars, except per share amounts)
	for the three months ended
	January 31	January 31
	2026	2025

Interest income:
Credit assets	$75,652	$66,959
Other	5,564	6,287
	81,216	73,246

Interest expense:
Deposits and other	45,970	46,130
Subordinated notes	1,365	1,392
	47,335	47,522

Net interest income	33,881	25,724

Non-interest income	2,633	2,103
Total revenue	36,514	27,827

Provision for (recovery of) credit losses (note 5)	700	1,024
	35,814	26,803

Non-interest expenses:
Salaries and benefits	10,383	8,614
General and administrative	8,367	5,489
Premises and equipment	1,796	1,596
	20,546	15,699

Income before income taxes	15,268	11,104

Income tax provision (note 10)	4,199	2,961

Net income	11,069	8,143

Other comprehensive income (loss):
Item that may subsequently be reclassified to net income:
Foreign exchange gain (loss) on translation of foreign operations	(1,837)	(172)

Comprehensive income	$9,232	$7,971

Basic and diluted income per common share (note 11)	$0.35	$0.28

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(thousands of Canadian dollars)
	for the three months ended
	January 31	January 31
	2026	2025

Common shares (note 9):

Balance, beginning of the period	$325,910	$215,610
Issued during the period	2,628	114,879

Balance, end of the period	$328,538	$330,489

Contributed surplus:

Balance, beginning of the period	$2,473	$2,485
Stock-based compensation (note 9)	(658)	55

Balance, end of the period	$1,815	$2,540

Retained earnings:

Balance, beginning of the period	$203,728	$181,238
Net income	11,069	8,143
Dividends paid on common shares	(799)	(813)

Balance, end of the period	$213,998	$188,568

Accumulated other comprehensive income (loss), net of taxes:

Balance, beginning of the period	$562	$(130)
Other comprehensive income (loss)	(1,837)	(172)

Balance, end of the period	$(1,275)	$(302)

Total shareholders' equity	$543,076	$521,295

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Cash Flows

(Unaudited)

(thousands of Canadian dollars)
	for the three months ended
	January 31	January 31
	2026	2025

Cash provided by (used in):

Operations:
Net income	$11,069	$8,143
Adjustments to determine net cash flows:
Items not involving cash:
Provision for (recovery of) credit losses	700	1,024
Stock-based compensation	-	75
Income tax provision	4,199	2,961
Interest income	(81,216)	(73,246)
Interest expense	47,335	47,522
Amortization	939	744
Accretion of discount on securities	(231)	(310)
Foreign exchange rate change on assets and liabilities	(4,867)	4,285
Interest received	79,054	75,669
Interest paid	(41,227)	(47,726)
Income taxes paid	(3,843)	(3,963)
Change in operating assets and liabilities:
Credit assets	(265,552)	(111,793)
Deposits	382,048	(10,971)
Change in other assets and liabilities	(72,770)	18,524
	55,638	(89,062)
Investing:
Foreign exchange forward settlement	7,498	-
Disposal of Stablecorp shares	1,035	-
Sale (purchase) of securities	(20,123)	136,737
Purchase of property and equipment	(170)	(1,452)
	(11,760)	135,285
Financing:
Issuance of common shares, net of issue costs	1,970	114,879
Dividends paid	(799)	(813)
Repayment of lease obligations	(204)	(183)
	967	113,883

Change in cash	44,845	160,106

Effect of exchange rate changes on cash	1,447	1,333

Cash, beginning of the period	581,710	225,254

Cash, end of the period	$628,002	$386,693

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month period ended January 31, 2026, and 2025

1.	Reporting entity:

In Canada, VersaBank (the “Bank”) operates as a Schedule I bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions Canada (“OSFI”). Following its acquisition of Stearns Bank Holdingford N.A. and renaming it VersaBank USA N.A. (“VersaBank USA”), on August 30, 2024, in the United States, the Bank, through its wholly owned subsidiary, VersaBank USA, holds a national Office of the Comptroller of the Currency (“OCC”) charter and is regulated by the OCC. The Bank, whose shares trade on the Toronto Stock Exchange and Nasdaq, provides primarily commercial lending and banking services to select niche markets in Canada and the United States, as well as cybersecurity services through the operations of its wholly owned subsidiary DRT Cyber Inc., (“DRTC”). The Bank is incorporated and domiciled in Canada, and maintains its registered office at Suite 2002, 140 Fullarton Street, London, Ontario, Canada, N6A 5P2.

2.	Basis of preparation:

a) Statement of compliance:

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and do not include all the information required for full annual financial statements. These interim Consolidated Financial Statements should be read in conjunction with the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2025.

The interim Consolidated Financial Statements for the three months ended January 31, 2026, and 2025 were approved by the Audit Committee of the Board of Directors on March 2, 2026.

b) Basis of measurement:

These interim Consolidated Financial Statements have been prepared on the historical cost basis except securities (note 4), the investment in Stablecorp Digital Currencies Inc. (note 6) and derivative instruments (note 12), which are measured at fair value in the Consolidated Balance Sheets.

c) Functional and presentation currency:

These interim Consolidated Financial Statements are presented in Canadian dollars, which is the Bank’s functional currency. Functional currency is also determined for each of the Bank’s subsidiaries, and items included in the interim financial statements of the subsidiaries are measured using their functional currency.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month period ended January 31, 2026, and 2025

d) Use of estimates and judgements:

In preparing these interim Consolidated Financial Statements, management has exercised judgement and developed estimates in applying accounting policies and generating reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. Areas where judgement was applied include assessing significant changes in credit risk on credit assets and in the selection of relevant forward-looking information in assessing the Bank’s allowance for expected credit losses on its credit assets as described in note 5 – Credit assets. Estimates are applied in the determination of the allowance for expected credit losses on credit assets, the fair value of stock options granted as described in note 9, the fair value of derivatives, the fair value of the investment in Stablecorp Digital Currencies Inc. as described in note 6, the impairment test applied to intangible assets and goodwill, the measurement of deferred income taxes and the revaluation of property and equipment. It is reasonably possible, based on existing knowledge, that actual results may vary from those expected in the development of these estimates. This could result in material adjustments to the carrying amounts of assets and/or liabilities affected in the future.

Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are applied prospectively once they are known.

3.	Material Accounting Policy Information and future accounting changes:

The accounting policies applied by the Bank in these interim Consolidated Financial Statements are the same as those applied by the Bank as at and for the year ended October 31, 2025, and are detailed in note 3 of the Bank’s 2025 audited Consolidated Financial Statements.

4.	Securities:

As at January 31, 2026, the Bank held securities totaling $101.3 million ( October 31, 2025 - $80.9 million), including accrued interest, comprised of US Treasury Bills with a carrying value of $91.7 million, Government of Canada Treasury Bills with a carrying value of $2.1 million and other securities with a carrying value of $7.5 million.

5.	Credit assets, net of allowance for credit losses:

VersaBank organizes its Credit Asset portfolios into the following two broad asset categories: Structured Receivable Program (previously referred to as “Receivable Purchase Program”) and Multi-Family Residential Loans and Other. These categories have been established in VersaBank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Structured Receivable Program (“SRP”) category is composed of investments in the expected cash flow streams derived primarily from consumer and small business loans and leases that are originated and owned throughout their lifetime by VersaBank’s SRP partners, as well as asset-backed securities that have similar underlying assets noted in the SRP portfolio.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month period ended January 31, 2026, and 2025

The Multi-Family Residential Loans and Other (“MROL”) category is composed of two major sub-segments: Multi-Family Residential Loans, which consists of CMHC-insured (zero-risk weighted for regulatory capital purposes) loans and uninsured loans to real estate developers to finance the construction phase of development of multi-family, student residence, condominium and retirement home properties, as well as term and bridge loans to real estate developers secured by completed aforementioned properties and units. It also includes the public sector and infrastructure loans and leases. The majority of these loans are business-to-business loans with the underlying credit risk exposure being primarily residential in nature given that the vast majority of the loans are related to properties that are designated primarily for residential use. The portfolio benefits from diversity in its underlying security in the form of a broad range of such collateral properties.

Summary of credit assets, net of allowance for credit losses:

(thousands of Canadian dollars)
	January 31	October 31	January 31
	2026	2025	2025

Structured receivable program	$4,393,457	$4,043,007	$3,401,328
Multi-family residential loans and other	922,823	1,007,232	927,978
	5,316,280	5,050,239	4,329,306

Allowance for credit losses	(7,916)	(7,279)	(4,233)
Accrued interest	24,915	23,418	21,675

Total credit assets, net of allowance for credit losses	$5,333,279	$5,066,378	$4,346,748

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month period ended January 31, 2026, and 2025

The following table provides a summary of credit asset amounts, ECL allowance amounts, and expected loss (“EL”) rates by credit asset category:

	As at January 31, 2026
(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total
Structured receivable purchase program	$4,363,795	$22,722	$6,940	$4,393,457
ECL allowance	3,531	75	2,621	6,227
EL %	0.08%	0.33%	37.77%	0.14%
Multi-family residential loans and other	$735,336	$176,215	$11,273	$922,823
ECL allowance	1,483	206	1	1,689
EL %	0.20%	0.12%	0.01%	0.18%
Total credit assets	$5,099,130	$198,937	$18,213	$5,316,280
Total ECL allowance	5,014	280	2,622	7,916
Total EL %	0.10%	0.14%	14.40%	0.15%

	As at October 31, 2025
(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total
Structured receivable purchase program	$4,017,931	$17,516	$7,560	$4,043,007
ECL allowance	3,187	72	2,172	5,431
EL %	0.08%	0.41%	28.73%	0.13%
0	$854,692	$113,227	$39,313	$1,007,232
ECL allowance	1,493	354	2	1,848
EL %	0.17%	0.31%	0.00%	0.18%
Total credit assets	$4,872,623	$130,743	$46,873	$5,050,239
Total ECL allowance	4,679	426	2,174	7,279
Total EL %	0.10%	0.33%	4.64%	0.14%

The Bank’s maximum exposure to credit risk is the carrying value of its financial assets. The Bank holds security against the majority of its credit assets in the form of mortgage interests over property, other registered securities over assets, guarantees and/or cash reserves (holdbacks) related to investments in receivables included in the SRP Financing portfolio (see note 8).

Allowance for credit losses

The Bank must maintain an allowance for expected credit losses that are adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. The expected credit loss methodology requires recognition of credit losses based on 12 months of expected losses for performing credit assets, which is reflected in the Bank’s Stage 1 grouping. The Bank recognizes lifetime expected losses on credit assets that have experienced a significant increase in credit risk since its origination, which is reflected in the Bank’s Stage 2 grouping. Impaired credit assets require recognition of lifetime losses and are reflected in Stage 3 grouping.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month period ended January 31, 2026, and 2025

Forward-looking Information

The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing probability of default and loss given default term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the bank’s assets, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

The key assumptions driving the quarterly outlook for 2026 include global tariff policies, which carry uncertainty regarding their size, scope, and timing. While policy volatility has eased, tariffs remain a key constraint, raising cross-border costs and weighing on supply chains, exports, and business investment in both Canada and the United States. As a result, economic growth is expected to remain modest through 2026, with no recession anticipated but limited upside amid ongoing geopolitical and trade-related risks. The Bank of Canada and the U.S. Federal Reserve are expected to maintain a cautious easing bias as growth slows, with some rate reductions likely in 2026, though the extent of easing may be constrained by residual inflation pressures. Labour market conditions are expected to soften modestly, with slower hiring reflecting weaker demand; in Canada, reduced immigration flows are expected to temper labour force growth. Inflation is expected to continue moderating gradually, supported by easing commodity prices and softer demand, though tariff-related cost pressures may slow the pace of disinflation.

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at January 31, 2026 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

Expected credit loss sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at January 31, 2026:

(thousands of Canadian dollars)
	Reported	100%	100%	100%
	ECL	Upside	Baseline	Downside

Allowance for expected credit losses	$7,916	$7,384	$7,829	$8,582
Provision (recovery) from reported ECL		(533)	(88)	666
Variance from reported ECL (%)		(7%)	(1%)	8%

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month period ended January 31, 2026, and 2025

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the three months ended January 31, 2026:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Structured receivable purchase program
Balance at beginning of period	$3,187	$72	$2,172	$5,431
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	344	3	449	796
Credit asset originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	344	3	449	796
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$3,531	$75	$2,621	$6,227

Multi-family residential loans and other
Balance at beginning of period	$1,493	$354	$2	$1,848
Transfer in (out) to Stage 1	(79)	79	-	-
Transfer in (out) to Stage 2	80	(80)	-	-
Transfer in (out) to Stage 3	1	-	(1)	-
Net remeasurement of loss allowance	30	(51)	0	(21)
Credit asset originations	75	75	-	149
Derecognitions and maturities	(55)	(170)	-	(225)
Provision for (recovery of) credit losses	51	(146)	(1)	(96)
Write-offs	(51)	-	-	(51)
Recoveries	-	-	-	-
FX Impact	(9)	(2)	(0)	(11)
Balance at end of period	$1,483	$206	$1	$1,689

Total balance at end of period	$5,014	$280	$2,622	$7,916

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month period ended January 31, 2026, and 2025

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the three months ended January 31, 2025:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Structured receivable purchase program
Balance at beginning of period	$783	$-	$-	$783
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	1,128	4	56	1,188
Credit asset originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	1,128	4	56	1,188
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$1,911	$4	$56	$1,971

Multi-family residential loans and other
Balance at beginning of period	$2,213	$306	$1	$2,520
Transfer in (out) to Stage 1	(197)	197	-	-
Transfer in (out) to Stage 2	(9)	9	-	-
Transfer in (out) to Stage 3	(1)	-	1	-
Net remeasurement of loss allowance	(172)	8	-	(164)
Credit asset originations	40	(29)	-	11
Derecognitions and maturities	(11)	-	-	(11)
Provision for (recovery of) credit losses	(350)	185	1	(164)
Write-offs	(124)	-	-	(124)
Recoveries	-	-	-	-
FX Impact	33	(3)	-	30
Balance at end of period	$1,772	$488	$2	$2,262

Total balance at end of period	$3,683	$492	$58	$4,233

Credit quality:

The Bank assigns a risk rating to each credit asset comprising its credit asset portfolios. A risk rating is assigned or updated as a function of each new credit application, annual review or an amendment to a facility. The Bank updates borrower risk ratings to reflect any significant deterioration or improvement in credit quality. The risk rating considers the credit risk attributes of the credit asset, structure, individual borrower circumstances as well as local, regional and global macroeconomic and market conditions. The Bank aggregates its risk rating assignments into the following three broad categories:

i) Satisfactory – The borrower and credit asset valuation are of acceptable credit quality.

ii) Watchlist – The borrower or the credit asset valuation exhibits potential credit weakness or a downward trend which, if not mitigated, will potentially weaken the Bank’s position. The credit asset requires close supervision.

iii) Classified – The collection of the structural payment and/or the full repayment of the credit asset is uncertain.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month period ended January 31, 2026, and 2025

As of January 31, 2026, 98% ( October 31, 2025 – 97%) of the Bank’s credit assets were categorized Satisfactory. There was no material change in the Bank’s processes for managing credit risk during the current quarter.

6. Other assets:

(thousands of Canadian dollars)
	January 31	October 31	January 31
	2026	2025	2025

Accounts receivable	$8,204	$7,371	$8,662
Prepaid expenses and other	22,702	17,880	17,122
Right-of-use assets	3,563	2,424	2,560
Deferred income tax asset	3,313	4,039	1,325
Derivative instruments (note 12)	-	-	1
Investment (note 6a)	-	953	953

	$37,782	$32,667	$30,623

a) In February 2021, the Bank acquired an 11% investment in Stablecorp Digital Currencies Inc. for cash consideration of $953,000. The Bank has made an irrevocable election to designate this investment at fair value through other comprehensive income at initial recognition and any future changes in the fair value of the investment will be recognized in other comprehensive income (loss). In December 2025, the Bank disposed of its investment in Stablecorp for a cash consideration of $1,035,000. The disposal generated a gain of $82,000, recognized in the income statement. The gain represents the excess of the consideration received over the carrying amount of the investment at the date of disposal.

7. Subordinated notes payable:

(thousands of Canadian dollars)
	January 31	October 31	January 31
	2026	2025	2025

Issued April 2021, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of US $75.0 million, fixed effective interest rate of 5.38%, maturing May 2031. The fixed rate applies only until May 1, 2026, at which point the obligation switches to floating rate and the notes are redeemable by the Bank, subject to regulatory approval.	$100,160	$103,516	$106,824

	$100,160	$103,516	$106,824

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month period ended January 31, 2026, and 2025

8. Other liabilities:

(thousands of Canadian dollars)
	January 31	October 31	January 31
	2026	2025	2025

Accounts payable and other	$7,089	$12,518	$6,324
Current income tax liability	1,015	126	4,351
Deferred income tax liability	49	33	118
Derivative instruments (note 12)	1,248	416	881
Lease obligations	3,809	2,668	2,852
Cash collateral and amounts held in escrow	5,296	4,996	5,950
Cash reserves on structured receivable program	235,313	290,666	189,699

	$253,819	$311,423	$210,175

9. Share capital:

a) Common shares:

At January 31, 2026, there were 32,069,447 ( October 31, 2025 - 31,945,535) common shares outstanding.

On December 18, 2024, the Bank completed a treasury offering of 5,660,378 common shares at a price of USD $13.25 per share, the equivalent of CAD $18.95 per share, for gross proceeds of USD $75.0 million. On December 24, 2024, the underwriters of the aforementioned offering exercised their full over-allotment option to purchase an additional 849,056 shares (15% of the 5,660,378 common shares issued via the base offering referenced above) at a price of USD $13.25 per share, or CAD $19.07 per share, for gross proceeds of USD $11.2 million. Total net cash proceeds from the common share offering were CAD $116.0 million. The Bank’s share capital increased by CAD $116.3 million corresponding to the Common Share Offering and less tax effected issue costs in the amount of CAD $6.2 million.

On April 28, 2025, the Bank received approval from the Toronto Stock Exchange ("TSX") to proceed with a Normal Course Issuer Bid ("NCIB") for its common shares. Pursuant to the NCIB, VersaBank may purchase for cancellation up to 2,000,000 of its common shares representing approximately 8.99% of its public float. As of April 21, 2025, the public float comprised 22,237,283 common shares and there were 32,518,786 issued and outstanding Common Shares in total. The average daily trading volume ("ADTV") of VersaBank's Common Shares on the TSX for the six months of October 1, 2024 – March 31, 2025 (the "Preceding Six-Month Period") was 37,761 shares. Daily purchases under the NCIB will be limited to 25% of the ADTV, which is 9,440 common shares, other than block purchase exceptions. During the Preceding Six-Month Period, 20,321,293 VersaBank common shares were traded on all exchanges. Of that total, 4,720,219 shares were traded on the TSX, and the remaining 15,601,074 shares were traded on other exchanges including the Nasdaq.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month period ended January 31, 2026, and 2025

The ability to make purchases commenced on April 30, 2025, and will terminate on April 29, 2026, or such an earlier date as VersaBank may complete its purchases pursuant to the NCIB. The purchases will be made by VersaBank through the facilities of the TSX and the Nasdaq and in accordance with the rules of the TSX or the Nasdaq, as applicable, and the prices that VersaBank will pay for any Common Shares will be the market price of such shares at the time of acquisition. VersaBank will make no purchases of Common Shares other than open market purchases. All shares purchased under the NCIB will be cancelled.

For the quarter ended January 31, 2026, the Bank did not purchase or cancel any common shares under its normal course issuer bid. As no shares were repurchased, there was no impact on Common Share capital or retained earnings for the period.

For the quarter ended January 31, 2026, the Bank issued 123,912 Common Shares in connection with the exercise of stock options during the current quarter for proceeds of $2.0 million. For the quarter ended January 31, 2025, the Bank issued 6,775 Common Shares in connection with the exercise of stock options for proceeds of $108,000.

b) Stock options

Stock option transactions during the three month periods ended January 31, 2026, and 2025:

	for the three months ended
	January 31, 2026		January 31, 2025
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, beginning of period	779,734	$15.90	819,125	$15.90
Granted	-	-	-	-
Exercised	123,912	15.90	6,775	15.90
Forfeited/cancelled	24,914	15.90	7,856	15.90
Expired	-	-	-	-

Outstanding, end of period	630,908	$15.90	804,494	$15.90

For the three month period ended January 31, 2026, the Bank recognized $nil ( January 31, 2025 - $75,000) in compensation expense related to the estimated fair value of options granted.

10. Income tax provision:

Income tax provision for the three month period ended January 31, 2026 was $4.2 million ( January 31, 2025 - $3.0 million). The Bank’s combined statutory federal and provincial income tax rate in Canada is approximately 27% (2025 - 27%). The Bank’s effective rate reflects the statutory rate adjusted for certain items not being taxable or deductible for income tax purposes.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month period ended January 31, 2026, and 2025

11. Income per common share:

(thousands of Canadian dollars, except shares outstanding and per share amounts)
	for the three months ended
	January 31	January 31
	2026	2025

Net income	$11,069	$8,143

Weighted average number of common shares outstanding	31,968,831	29,060,949

Income per common share:	$0.35	$0.28

12. Derivative instruments:

Designated Hedges

At January 31, 2026, the Bank had an outstanding contract established for asset liability management purposes to swap between fixed and floating interest rates with an amortizing notional amount currently totaling $19.7 million ( October 31, 2025 - $20.2 million), of which $19.7 million ( October 31, 2025 - $20.2 million) qualified for hedge accounting. The Bank enters into interest rate swap contracts for its own account exclusively and does not act as an intermediary in this market. The maturity date of the amortizing interest rate swap is March 1, 2034. At January 31, 2026, fair value of $99,000 ( October 31, 2025 - $340,000) relating to this contract was included in other liabilities and the offsetting amount included in the carrying values of the assets to which they relate. Approved counterparties are limited to major Canadian chartered banks. The carrying amount of the hedged item recognized in credit assets was $20.2 million ( October 31, 2025 - $20.9 million). The accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item is $1.8 million ( October 31, 2025 - $1.9 million).

As of October 31, 2025, the Bank utilized a foreign exchange forward contract to mitigate foreign exchange risk on its net investments in VersaBank USA. This hedging strategy is aimed at minimizing foreign exchange risk related to fluctuations between VersaBank’s functional currency, CAD, and the foreign currency of its net investment, USD. Changes in the fair value of these derivatives, attributable to the effective portion of the hedge, are recognized in other comprehensive income, while the ineffective portion, if any, is recorded in profit or loss. As of January 31, 2026, the outstanding foreign exchange forward contract had a notional value of USD $138.6 million ( October 31, 2025 – USD $138.6 million) and a fair value of $957,000 (liability) ( October 31, 2025 - $61,400 (liability)), hedging a portion of the USD $183.3 million investment in VersaBank USA. For the three month period ended January 31, 2026, a gain of $6,320,160 ( October 31, 2025 – loss of $4,222,963) was recognized in other comprehensive income, representing the effective portion of the hedge. Since there was no hedge ineffectiveness, there was no impact on profit or loss from this hedge. The hedge was assessed as highly effective, supporting the Bank’s risk management strategy to stabilize the financial impact of foreign exchange movements.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month period ended January 31, 2026, and 2025

As of January 31, 2026, an accounting hedge exists for the remaining USD $44.7 million of the USD $183.3 million investment in VersaBank USA. This is achieved through the allocation of part of a USD $75.0 million subordinated debt raised by the Bank in April 2021. Both the credit asset (liability) and the investment (asset) move in equal and opposite directions, with the liability serving as a hedge against foreign exchange rate fluctuations that may affect the valuation of the investment asset.

Economic Hedges

As at January 31, 2026, the Bank entered into a foreign exchange forward contract to mitigate foreign exchange risk on its net investment in VersaFinance US Corp. This hedging arrangement was established during 2025. The hedge is intended to reduce exposure to fluctuations between VersaBank’s functional currency, CAD, and the currency of the net investment, USD. Changes in the fair value of the instrument attributable to the portion of the hedge are recognized in profit or loss. As at January 31, 2026, the outstanding foreign exchange forward contract had a notional value of USD $14.0 million ( October 31, 2025 — USD 14.0 million) and a fair value of $97,000 (liability) ( October 31, 2025 — $1,500 (liability)). The contract economically hedges a portion of the USD $14 million investment in VersaFinance US Corp, which is designed to significantly offset the FX impact of translating USD-denominated assets and liabilities within Versa Finance into CAD. As at 31 January, 2026, a gain of $515,200 ( October 31, 2025 — loss of $160,300) was recognized in profit or loss, representing the total impact of the economic hedge.

As of January 31, 2026, the Bank utilized a foreign exchange forward contract to mitigate foreign exchange risk associated with the intercompany loan denominated in USD, resulting from intercompany transfer of assets, which aims to minimize foreign exchange risk related to fluctuations between the Bank’s functional currency, CAD, and the foreign currency denominated loan. As of January 31, 2026 the outstanding foreign exchange forward contract relating to this intercompany loan had a notional value of USD $12.1 million and a fair value of $84,000 (liability) ( October 31, 2025 - $5,400 (liability)).

13. Commitments and contingencies:

The amount of credit-related commitments represents the maximum amount of additional credit that the Bank could be obligated to extend.

(thousands of Canadian dollars)
	January 31	October 31	January 31
	2026	2025	2025

Credit asset commitments	$540,653	$589,005	$556,629
Letters of credit	45,246	46,849	64,741

	$585,899	$635,854	$621,370

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month period ended January 31, 2026, and 2025

14. Related party transactions:

The Bank’s related parties include members of the Board of Directors and Senior Executive Officers represented as key management personnel, and significant minority shareholders. At January 31, 2026, amounts due from these related parties totaled $2.7 million ( October 31, 2025 - $2.0 million) and an amount due from a corporation controlled by key management personnel totaled $3.6 million ( October 31, 2025 - $3.6 million). The interest rates charged on loans and advances to related parties are based on mutually agreed-upon terms. Interest income earned on the above loans for the three months ended January 31, 2026, was $49,000 ( January 31, 2025 - $41,000). As at January 31, 2026, there were no provisions for credit losses associated with loans issued to key management personnel ( October 31, 2025 - $nil), and all loans issued to key management personnel were current.

15. Capital management:

a) Overview:

The Bank’s policy is to maintain a strong capital base so as to retain investor, creditor, market and regulator confidence, as well as to support the future growth and development of the business. The impact of the level of capital held on shareholders’ return is an important consideration, and the Bank recognizes the need to maintain a balance between the higher returns that may be possible with greater leverage and the advantages and security that may be afforded by a more robust capital position.

Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and that take into account, amongst other items, forecasted capital requirements, current and anticipated financial market conditions and any capital ratio targets that are communicated to the Bank by Office of the Superintendent of Financial Institutions (“OSFI”).

The goal is to maintain adequate regulatory capital for the Bank to be considered well capitalized, protect deposits and provide capacity to support organic growth, as well as to capitalize on strategic opportunities that do not otherwise require access to the public capital markets, all the while providing a satisfactory return to shareholders. The Bank’s regulatory capital is comprised of share capital, retained earnings and unrealized gains and losses on fair value through other comprehensive income securities (Common Equity Tier 1 capital) and subordinated notes (Tier 2 capital).

The Bank monitors its capital adequacy and related capital ratios on a daily basis and has stipulated policies, which are approved by the Board of Directors, setting internal targets and thresholds for its capital ratios. These capital ratios consist of the leverage ratio and the risk-based capital ratios.

The Bank makes use of the Standardized Approach for credit risk as prescribed by OSFI and, therefore, may include eligible ECL allowance amounts in its Tier 2 capital, up to a maximum of 1.25% of its credit risk-weighted assets calculated under the Standardized Approach. During the period ended January 31, 2026, there were no material changes in the Bank’s management of capital.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month period ended January 31, 2026, and 2025

b) Risk-based capital ratios:

The Basel Committee on Banking Supervision has published the Basel III rules on capital adequacy and liquidity (“Basel III”). OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for the purpose of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 capital ratio (“CET1”), an 8.5% Tier 1 capital ratio and a 10.5% Total capital ratio, all of which include a 2.5% capital conservation buffer.

OSFI also requires banks to measure capital adequacy in accordance with guidelines for determining risk- adjusted capital and risk-weighted assets, including off-balance sheet credit instruments as specified in the Basel III regulations. Based on the deemed credit risk for each type of asset, both on and off-balance sheet assets of the Bank are assigned a weighting ranging from 0% to 400% to determine the Bank’s risk-weighted equivalent assets and its risk-based capital ratios.

The Bank’s risk-based capital ratios are calculated as follows:

(thousands of Canadian dollars)
	January 31	October 31
	2026	2025

Common Equity Tier 1 (CET1) capital
Directly issued qualifying common share capital	$328,538	$325,910
Contributed surplus	1,815	2,473
Retained earnings	213,998	203,728
Accumulated other comprehensive income (loss)	(1,275)	562
CET1 before regulatory adjustments	543,076	532,673
Regulatory adjustments applied to CET1	(26,261)	(23,023)
Common Equity Tier 1 capital	$516,815	$509,650

Additional Tier 1 capital
Directly issued qualifying Additional Tier 1 instruments	$-	$-
Total Tier 1 capital	$516,815	$509,650

Tier 2 capital
Directly issued Tier 2 capital instruments	$101,715	$105,135
Tier 2 capital before regulatory adjustments	101,715	105,135
Eligible stage 1 and stage 2 allowance	5,295	5,105
Total Tier 2 capital	$107,010	$110,240
Total regulatory capital	$623,825	$619,890
Total risk-weighted assets	$4,031,913	$3,943,657
Capital ratios
CET1 capital ratio	12.82%	12.92%
Tier 1 capital ratio	12.82%	12.92%
Total capital ratio	15.47%	15.72%

As of January 31, 2026, and October 31, 2025, the Bank maintained capital levels above all of the minimum Basel III regulatory capital requirements prescribed by OSFI.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month period ended January 31, 2026, and 2025

c) Leverage ratio:

The leverage ratio, which is prescribed under the Basel III Accord, is a supplementary measure to the risk-based capital requirements and is defined as the ratio of Tier 1 capital to the Bank’s total exposures. The Basel III minimum leverage ratio is 3.0%. The Bank’s leverage ratio is calculated as follows:

(thousands of Canadian dollars)
	January 31	October 31
	2026	2025

On-balance sheet assets	$6,146,010	$5,808,475
Assets amounts adjusted in determining the Basel III
Tier 1 capital	(26,261)	(23,023)
Total on-balance sheet exposures	6,119,749	5,785,452

Replacement cost associated with all derivative transactions	$-	$-
Add-on amounts for PFE associated with all derivative transactions	3,319	3,975
Total derivative exposures	3,319	3,975

Total off-balance sheet exposure at gross notional amount	$585,899	$635,854
Adjustments for conversion to credit equivalent amount	(382,563)	(410,571)
Total off-balance sheet exposures	203,336	225,283

Tier 1 capital	516,815	509,650
Total exposures	6,326,404	6,014,710

Leverage ratio	8.17%	8.47%

As at January 31, 2026, and October 31, 2025, the Bank was in compliance with the leverage ratio prescribed by OSFI.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month period ended January 31, 2026, and 2025

16. Interest rate risk position:

The Bank is subject to interest rate risk, which is the risk that a movement in interest rates could negatively impact net interest margin, net interest income and the economic value of assets, liabilities and shareholders’ equity. The following table provides the duration difference between the Bank’s assets and liabilities and the potential after-tax impact of a 100 basis point shift in interest rates on the Bank’s earnings during a 12 month period.

(thousands of Canadian dollars)
	January 31, 2026		October 31, 2025
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$2,229	$(2,468)	$2,582	$(2,824)

Duration difference between assets and liabilities (months)	(2.0)		(0.9)

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month period ended January 31, 2026, and 2025

17. Fair value of financial instruments:

Fair values are based on management’s best estimates of market conditions and valuation policies at a certain point in time. The estimates are subjective and involve particular assumptions and judgement and, as such, may not be reflective of future fair values. The Bank’s credit assets and deposits lack an available market as they are not typically exchanged and, therefore, the book value of these instruments is not necessarily representative of amounts realizable upon immediate settlement. See note 21 of October 31, 2025, audited Consolidated Financial Statements for more information on fair values.

(thousands of Canadian dollars)
	January 31, 2026					October 31, 2025
	Carrying Value	Fair value Level 1	Fair Value Level 2	Fair Value Level 3	Total Fair Value	Carrying Value	Fair value Level 1	Fair Value Level 2	Fair Value Level 3	Total Fair Value

Assets
Cash
Amortized cost	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	628,002	628,002	-	-	628,002	581,710	581,710	-	-	581,710
Securities
Amortized cost	-	-	-	-	-	-	-	-	-	-
FVOCI	101,276	101,276	-	-	101,276	80,923	80,923	-	-	80,923
FVTPL	-	-	-	-	-	-	-	-	-	-
Credit assets
Amortized cost	5,333,279	-	-	5,328,146	5,328,146	5,066,378	-	-	5,050,931	5,050,931
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-
Derivative instruments
Amortized cost	-	-	-	-	-	-	-	-	-	-
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-
Other financial assets
Amortized cost	-	-	-	-	-	-	-	-	-	-
FVOCI	-	-	-	-	-	953	-	-	953	953
FVTPL	-	-	-	-	-	-	-	-	-	-

Liabilities
Deposits
Amortized cost	$5,248,955	$-	$-	$5,293,045	$5,293,045	$4,860,863	$-	$-	$4,918,431	$4,918,431
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-
Subordinated notes payable
Amortized cost	100,160	-	96,629	-	96,629	103,516	-	99,878	-	99,878
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-
Derivative instruments
Amortized cost	-	-	-	-	-	-	-	-	-	-
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	1,248	-	1,248	-	1,248	416	-	416	-	416
Other financial liabilities
Amortized cost	251,508	-	-	251,508	251,508	310,874	-	-	310,874	310,874
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-

18. Operating segmentation:

The Bank has established four reportable operating segments: Digital Banking Canada, Digital Banking USA, DRTC, and Digital Meteor. These four operating segments represent strategic business operations that provide distinct products and services to different markets. They are separately managed due to the differences in the nature of each business. The following summarizes the operations of each of the reportable segments:

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month period ended January 31, 2026, and 2025

Digital Banking Canada - The Bank employs a business-to-business model using its proprietary financial technology to address underserved segments in the Canadian banking market. VersaBank obtains its deposits and provides the majority of its credit assets electronically via innovative deposit and lending solutions for financial intermediaries.

Digital Banking USA - The Bank has adopted a business-to-business model, leveraging its proprietary financial technology to address underserved segments of the US banking market. VersaBank USA obtains its deposits and delivers the majority of its credit assets electronically through innovative deposit and lending solutions tailored for financial intermediaries.

DRTC (cybersecurity services and banking and financial technology development) - Leveraging its internally developed IT security software and capabilities, VersaBank established a wholly owned subsidiary, DRTC, to pursue significant large-market opportunities in cybersecurity and to develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.

Digital Meteor - Through its wholly owned subsidiary, DRTC, VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets by the banking and financial community, including the Bank’s revolutionary Real Bank Tokenized Deposits™ (“RBTD”s™) (formerly known as Real Bank Deposit Tokens (“RBDT”) and Digital Deposit Receipts (“DDR”)). Digital Meteor operates as a business segment within DRTC.

The basis for the determination of the reportable segments is a function primarily of the systematic, consistent process employed by the Bank’s chief operating decision maker, the President, and the Chief Financial Officer, in reviewing and interpreting the operations and performance of each segment. The accounting policies applied to these segments are consistent with those employed in the preparation of the Bank’s Consolidated Financial Statements, as disclosed in note 3 of the Bank’s 2025 audited Consolidated Financial Statements.

Performance is measured based on segment net income, as included in the Bank’s internal management reporting. Management has determined that this measure is the most relevant in evaluating segment results and in the allocation of resources.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month period ended January 31, 2026, and 2025

The following table sets out the results of each reportable operating segment as at and for the three months ended January 31, 2026, and 2025:

(thousands of Canadian dollars)
for the three months ended	January 31, 2026
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$27,107	$6,774	$-	$-	$-	$33,881
Non-interest income	476	-	528	1,975	(346)	2,633
Total revenue	27,583	6,774	528	1,975	(346)	36,514

Provision for (recovery of) credit losses	681	19	-	-	-	700
	26,902	6,755	528	1,975	(346)	35,814

Non-interest expenses:
Salaries and benefits	6,663	1,733	206	1,781	-	10,383
General and administrative	7,378	799	30	506	(346)	8,367
Premises and equipment	925	275	48	548	-	1,796
	14,966	2,807	284	2,835	(346)	20,546

Income (loss) before income taxes	11,936	3,948	244	(860)	-	15,268

Income tax provision	3,222	1,142	65	(230)	-	4,199

Net income (loss)	$8,714	$2,806	$179	$(630)	$-	$11,069

Total assets	$5,134,288	$1,009,961	$10,535	$16,139	$(24,913)	$6,146,010

Total liabilities	$4,850,594	$754,775	$517	$28,263	$(31,215)	$5,602,934

for the three months ended	January 31, 2025
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$23,685	$2,039	$-	$-	$-	$25,724
Non-interest income	125	1	342	1,989	(354)	2,103
Total revenue	23,810	2,040	342	1,989	(354)	27,827

Provision for (recovery of) credit losses	1,033	(9)	-	-	-	1,024
	22,777	2,049	342	1,989	(354)	26,803

Non-interest expenses:
Salaries and benefits	5,289	1,164	217	1,944	-	8,614
General and administrative	4,716	597	44	486	(354)	5,489
Premises and equipment	903	109	48	536	-	1,596
	10,908	1,870	309	2,966	(354)	15,699

Income (loss) before income taxes	11,869	179	33	(977)	-	11,104

Income tax provision	3,105	76	-	(220)	-	2,961

Net income (loss)	$8,764	$103	$33	$(757)	$-	$8,143

Total assets	$4,707,062	$256,627	$11,236	$25,340	$(28,533)	$4,971,732

Total liabilities	$4,350,601	$115,351	$8,922	$21,548	$(45,985)	$4,450,437

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month period ended January 31, 2026, and 2025

Prior to the year ended October 31, 2025, substantially all Digital Banking’s operations were based in Canada.

19. Strategic Divestiture of DRTC:

In furtherance of the Bank’s strategic initiatives and in consideration of current U.S. regulatory requirements, management has expressed its intention to cease and/or divest of certain non-bank activities housed within DRTC, a subsidiary operating within the cybersecurity and financial technology industry, and Digital Boundary Group, Inc. and Digital Boundary Group Canada Inc. (collectively, the “Digital Boundary Group Entities”), subsidiaries of DRTC operating within the penetration testing industry. The Bank has initiated an active program to locate a buyer and complete the divestiture plan.

As of January 31, 2026, DRTC and the Digital Boundary Group Entities have not been classified as “held for sale” under IFRS 5 –Non‑current Assets Held for Sale and Discontinued Operations, as certain required criteria have not yet been fully satisfied. While management has not begun actively marketing DRTC and the Digital Boundary Group Entities for sale, these subsidiaries are also not yet available for immediate sale in their present condition, and continue to be integral to the Bank’s ongoing operations. Management will continue to monitor and evaluate the status of the planned divestiture, including the progress of the active sales program. The subsidiaries will be reclassified as “held for sale” and presented in accordance with IFRS 5 once all conditions for such classification are met.

Certain members of management hold convertible preferred shares in DRTC. In accordance with DRTC’s by‑laws, these shares will automatically convert into an aggregate 28% common share ownership stake in DRTC upon the occurrence of a change‑of‑control event.

20. Subsequent events:

On January 7, 2026, the Bank entered into a Purchase and Assumption Agreement with Stearns Bank National Association. Under the Agreement, the Bank agreed to sell certain assets associated with VersaBank USA’s branch located at 580 Main Street, Holdingford, Minnesota, to Stearns Bank National Association, which also agreed to assume certain deposit liabilities related to that location. The timing and financial impact to the Bank relating to this deal are still to be determined due to uncertainty relating to regulatory approvals.

21. Comparative balances:

The financial statements have been reclassified, where applicable, to conform to the presentation used in the current year. The changes do not affect prior year earnings.